May 3, 2011

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade
Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses.
These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and
Exchange Commission.
Forward-Looking Statements

  José Serrano, Chairman and CEO
  Jacinto Marina, Deputy CEO
  Carlos Aguilar, CFO
  Luis Ocejo, Maritime
  Roberto Martínez, Ports and Terminals

On Today’s Call

Q1 2011 Financial Results

$100
$80
$60
$40
$20
$0
$81.1
$65.9
Q1 2010
Q1 2011

$12
$10
$8
$6
$4
$2
$0
$10.5
$5.3
Q1 2010
Q1 2011

$25
$20
$15
$10
$5
$0
$23.0
$18.4
Q1 2010
Q1 2011

$7
$6
$5
$4
$3
$2
$1
$0
$6.1
$3.0
Q1 2010
Q1 2011

Consolidated Financial Results*
Revenue, Operating Profit, EBITDA, Free Cash Flow

*Millions of U.S.$
-49.5%
-18.7%
-20.0%
Revenue
Operating Profit
Free Cash Flow
-50.8%
EBITDA

Q1 2011 Financial Results

- Product tanker fleet
  - Five vessels with contracts through year-end
- Offshore fleet
  - Added six medium-term contracts
  - Pursuing long- term contracts in international markets
- Acapulco
  - Auto exports are expected to continue to grow

Expected Improvements in 2011

TMM’s Maritime Fleet
Product Tankers
Pacific Coast & Gulf
 of Mexico
Harbor Towage
Manzanillo
Fleet: 28
Chemical
Tankers
Gulf of Mexico inter-
 coastal services
Fleet: 6
Fleet: 5
Fleet: 3
Offshore Vessels
Sound of Campeche

  Continue to pursue medium and long-term contracts
  Track record - Ability to generate sizable contracted
 revenue stream

Offshore and Product Tanker
Data Snapshot
	Q1 2010	Q1 2011
Revenue Available Days	2,339	1,998
Average Vessels	29	30
Utilization	95.6%	77.6%
	Q1 2010	Q1 2011
Revenue Available Days	842	429
Average Vessels	9	5
Utilization	100.0%	91.7%
Offshore Fleet
Product Tanker Fleet

Q1 2011 Financial Results

$60
$50
$40
$30
$20
$10
$0
$50.7
$39.7
Q1 2010
Q1 2011

$14
$12
$10
$8
$6
$4
$2
$0
$13.0
$9.0
Q1 2010
Q1 2011

Maritime’s Financial Results*
Revenue and Operating Profit

Revenue
Operating Profit
*Millions of U.S.$
-30.8%
-21.7%

Q1 2011 Financial Results

Offshore and Product Tankers

- Lower utilization and average daily tariffs
-
- Maintenance work and poor weather conditions
- Increased ship calls at Manzanillo: from 412 in Q1 2010 to 508 in Q1 2011

Q1 2011 Revenue*
Chemical Tankers $4.5
Harbor Tugs $3.0
Product Tankers $7.0
Offshore $25.2

Maritime’s Financial Results
Chemical tankers
  Lower freight volumes
Harbor towage

*Millions of U.S.$

Q1 2011 Financial Results

$8
$6
$4
$2
$0
$6.2
$7.2
Q1 2010
Q1 2011

$3
$2
$1
$0
$2.0
$2.0
Q1 2010
Q1 2011

Ports and Terminals’ Financial Results*
Revenue and Operating Profit

*Millions of U.S.$
Revenue
Operating Profit
unchanged
+16.1%

Q1 2011 Financial Results

250,000
200,000
150,000
100,000
50,000
0
148,958
206,031
Q1 2010
Q1 2011

Ports and Terminals’ Financial Results
Acapulco, Puebla and Saltillo

Autos Handled
*Millions of U.S.$
+38.3%

Logistics’ Financial Results
  Excluding sale of assets for $6.7m in April 2010:
  Revenue increased 8.5% or $1.5m in Q1 2011
  EBITDA of $0.4 million in Q1 2011

Total Debt*
  Peso-denominated debt
 increased $32.4m from
 appreciation of Peso vs.
 Dollar
  Of total debt, only
 3.1%, or $26.7m, is
 short-term
  February 15: we paid
 approx. $44.5m of
 Trust Certificates debt,
 including a capital
 prepayment of $8.4m
	As of 12/31/10	As of 03/31/11
Mexican Trust Certificates**	$786.4	$788.6
Securitization Facility	11.8	10.4
Other Corporate debt	73.9	71.0
TOTAL DEBT	$872.1	$870.0
Exchange Rate:
Exchange Rate:
12.38 pesos/dollar at 12/31/10
12.38 pesos/dollar at 12/31/10
11.92 pesos/dollar at 03/31/10
11.92 pesos/dollar at 03/31/10
*All numbers millions US$
*All numbers millions US$
** 20 year term and non-recourse to Company
** 20 year term and non-recourse to Company

Q1 2011 Financial Results

Container and Liquids Terminal at Port of Tuxpan

- Address increasing demand for capacity in Gulf of Mexico
- Alleviate existing congestion at Veracruz and Altamira container terminals taking advantage of organic growth
- Liquids terminal will replace existing buoy system through construction of pipeline and berthing position
- Concession to operate and environmental permits in place

300 miles of radial zone of influence
D.F.
Puebla

PEMEX Storage Facility
Offshore Buoys
Company Land

TMM

TMM’s 5-Year Growth Strategy

Q1 2011 Financial Results

- Add specialized offshore vessels to TMM's fleet
  - PEMEX business plan anticipates spending $29b annually over next several years to develop deepwater identified reserves
  - Approximately 78% of these investments will be allocated to deep water exploration

TMM’s 5-Year Growth Strategy

May 3, 2011